SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Announcement  |  Lisbon  |  14 October 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, October 13, 2014.

BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange
Corporate Oversight Superintendence

Rua XV de Novembro, 275

São Paulo, SP

01010-010

Att:         Nelson Barroso Ortega

Brazilian Securities and Exchange Commission

Rua Sete de Setembro, 111, 5º andar, Centro

Rio de Janeiro, RJ

20050-901

Att:                           Fernando Soares Vieira

Corporate Relations Superintendence

Waldir de Jesus Nobre

Market and Intermediary Relations Superintendence

Re: Ofício SAE/GAE 3108-14

Dear Sirs,

Oi S.A. (“Oi” or Company”), hereby presents the following considerations and clarifications in response to Official Letter Ofício SAE/GAE 3145-14 from BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (“BM&FBovespa”), in which the BM&FBovespa requested “by October 13, 2014, clarifications, as well as other information considered important, regarding the article published by the Estado – Broadcast agency on October 10, 2014,entitled “Executivo-chefe da Altice se reúne com governo português e acionistas da Oi, diz jornal” (“CEO of Altice meets with Portuguese government and Oi shareholders, claims newspaper” which, among other information, states that:

• the subject of the meeting was an offer to buy Portugal Telecom;

• Altice had already discussed amounts with Portuguese and Brazilian shareholders, but this still depended on a decision by Oi’s management.”

The Company has no means of knowing if there really was a meeting between Altice and the Portuguese government or “Oi shareholders” as claimed by the article’s title.

Following the media publication of these meetings, however, the Company was informed that Banco BTG Pactual S.A., the financial advisor hired to develop viable funding and structural alternatives to enable the Company’s participation as a protagonist in the consolidation of the Brazilian telecommunications sector, had been contacted by several interested parties (including Altice) to obtain selected information on the business of PT Portugal SGPS SA, especially in regard to its operations in Portugal, so that they could draw up proposals aimed at acquiring these operations or part of its non-strategic assets.

The Company would like to make it clear, that, up to the present date, it has not received any proposal for the sale, with an indication of amounts or not, of its operations in Portugal and that there has been no decision to sell these operations, or its assets in Portugal.

Sincerely,

Oi S.A.
Bayard De Paoli Gontijo
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.